                            Explanation of Responses

(1)   On January 5, 2018, the Issuer consummated the transactions contemplated by the Purchase and Sale Agreement, dated November 28, 2017 (the "Purchase
      Agreement"), with The Medicines Company ("Medco"), pursuant to which the
      Issuer acquired the capital stock of certain subsidiaries of MedCo and certain other assets related to MedCo's infectious disease business unit.
      Pursuant to and in accordance with the terms of the letter, dated November
      28, 2017 (the "Equity Commitment Letter"), between Vatera Healthcare
      Partners LLC and the Issuer, on January 5, 2018, concurrent with the closing of the transactions contemplated by the Purchase Agreement, Vatera
      Healthcare Partners LLC purchased 1,777,778 shares of Common Stock for an aggregate purchase price of $24,000,000, or $13.50 per share, and VHPM
      Holdings LLC, as an assignee of Vatera Healthcare Partners LLC under the
      Equity Commitment Letter, purchased 222,222 shares of Common Stock for an aggregate purchase price of $3,000,000, or $13.50 per share.

(2)   Includes 1,777,778 shares of Common Stock purchased directly by Vatera
      Healthcare Partners LLC and 222,222 shares of Common Stock purchased directly by VHPM Holdings LLC.

(3)   Represents shares of Common Stock held directly by Vatera Healthcare
      Partners LLC, a Reporting Person on this Form 4.

(4)   Vatera Holdings LLC is the manager of Vatera Healthcare Partners LLC and
      VHPM Holdings LLC and Kevin Ferro serves as the Chief Executive Officer,
      Chief Investment Officer and Managing Member of Vatera Holdings LLC.
      Vatera Holdings LLC and Mr. Ferro are Reporting Persons on this Form 4.
      Pursuant to Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as
      amended (the "Exchange Act"), Vatera Holdings LLC and Mr. Ferro may be
      deemed to beneficially own the shares owned directly by Vatera Healthcare
      Partners LLC and VHPM Holdings LLC. Each of Vatera Holdings LLC and Mr.
      Ferro disclaims beneficial ownership of any shares owned by Vatera
      Healthcare Partners LLC or VHPM Holdings, except to the extent of its or his pecuniary interest therein.

(5)   Mr. Ferro serves on the Board of Directors of the Issuer (the "Board"),
      together with Cecilia Gonzalo, a managing director of Vatera Holdings LLC, and Thomas P. Koestler, Ph.D., an executive director of Vatera Holdings
      LLC. Solely for purposes of Section 16 of the Exchange Act, Vatera
      Healthcare Partners LLC, VHPM Holdings LLC and Vatera Holdings LLC may be
      deemed to be directors-by- deputization as a result of the service of such persons on the Board. For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the Board approved the acquisition of any direct or indirect pecuniary interest in any and all shares by the
      Reporting Persons as a result of or in connection with the transactions reported in this Form 4.